UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Aspira Women's Health Inc.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

92407M206**
 (CUSIP Number)

H. George Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**CUSIP relates to the Common Stock of Vermillion, Inc., now known as Aspira Women’s Health Inc.

SCHEDULE 13D

CUSIP No: 92407M206		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
H. George Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,082,510

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,082,510

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,082,510

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This percentage is based on a total of 100,188,228 Shares (as defined herein) outstanding, which is the sum of (i) 97,377,890 Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q, filed with the SEC (as defined herein) on May 14, 2020 and (ii) 2,810,338 Shares issued by the Issuer on June 9, 2020 in connection with the exercise of warrants, as disclosed in the Issuer’s Form 8-K, filed with the SEC on June 10, 2020.

SCHEDULE 13D

CUSIP No: 92407M206		Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Therese Heidi Schuler Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
6,412,029

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
6,412,029

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,412,029

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This percentage is based on a total of 100,188,228 Shares outstanding, which is the sum of (i) 97,377,890 Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on May 14, 2020 and (ii) 2,810,338 Shares issued by the Issuer on June 9, 2020 in connection with the exercise of warrants, as disclosed in the Issuer’s Form 8-K, filed with the SEC on June 10, 2020.

SCHEDULE 13D

Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, and Amendment No. 10 filed on July 02, 2019 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.              H. George Schuler (“George Schuler”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

ii.            Therese Heidi Schuler Trust (the “Therese Trust”)
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate.  George Schuler is the manager of Seascape Partners L.P., a family limited partnership, and the Schuler Grandchildren LLC (the “Grandchildren LLC”).  George Schuler also serves as sole trustee to the Therese Trust and Schuler GC 2010 Continuation Trust (the “Continuation Trust” and, together with the Grandchildren LLC and Therese Trust, the “George Schuler Entities”).  In such capacities, George Schuler may be deemed to beneficially own the Shares held by Seascape Partners L.P. and the George Schuler Entities.

The Therese Trust is an irrevocable family trust established for the benefit of the named beneficiary, and is organized under the laws of the State of Illinois.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $657,129.60 was paid by the Reporting Persons to exercise the Warrants (as defined in Amendment No. 8), representing an exercise price of $1.80 per Share. Specifically the Therese Trust paid $657,129.60 to acquire 365,072 Shares upon exercise of an equal number of Warrants.  The funds used to make these purchases were personal funds of Jack W. Schuler that had been entrusted to the Therese Trust.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 3 of this Amendment No. 11 is incorporated herein by reference.

On June 1, 2020, following the 20th consecutive trading day for which the closing price per Share as reported on the Nasdaq Stock Market exceeded the $1.80 exercise price of the Warrants, the Issuer sent a notice to the Warrant holders, including the Reporting Persons, accelerating the expiration date of the Warrants, in accordance with the terms thereof.  Pursuant to the terms of the Warrants, any portion of the Warrants not exercised prior to such accelerated expiration date would become void and of no value.  Accordingly, on June 9, 2020, the Therese Trust exercised its 365,072 Warrants at an exercise price of $1.80 per Share and acquired 365,072 Shares directly from the Issuer.

SCHEDULE 13D

Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 8,082,510 Shares, representing approximately 8.1% of the Shares outstanding.  This amount consists of: (i) 6,412,029 Shares held by the Therese Trust; (ii) 1,503,177 Shares held by the Grandchildren LLC; (iii) 26,000 Shares held by Gayle Schuler; and (iv) 141,304 Shares held by Seascape Partners L.P.

As of the date hereof, Therese Trust may be deemed to beneficially own, in the aggregate, 6,412,029 Shares, representing approximately 6.4% of the Shares outstanding.

As the manager of each of the Grandchildren LLC and Seascape Partners L.P., and as sole trustee of the Therese Trust, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity. George Schuler shares with his spouse, Gayle Schuler, the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by Gayle Schuler.

The foregoing percentages of Shares outstanding are based on a total of 100,188,228 Shares outstanding, which is the sum of (i) 97,377,890 Shares outstanding as of April 30, 2020, as disclosed in the Issuer’s Form 10-Q, filed with the SEC on May 14, 2020 and (ii) 2,810,338 Shares issued by the Issuer on June 9, 2020 in connection with the exercise of warrants, as disclosed in the Issuer’s Form 8-K, filed with the SEC on June 10, 2020.

(c) Other than the Warrants exercised on June 9, 2020 as described in Item 3 and Item 4 of this Amendment No. 11, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

SCHEDULE 13D

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

H. George Schuler
/s/ H. George Schuler

Therese Heidi Schuler Trust
/s/ H. George Schuler
Name: H. George Schuler
Title: Trustee

June 11, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).